UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Roberts Realty Investors, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

769900101

(CUSIP Number)

Charles S. Roberts
Chief Executive Officer
Roberts Realty Investors, Inc.
450 Northridge Parkway, Suite 302
Atlanta, GA 30350

(770) 394-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 7, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 769900101

1.	Names of Reporting Persons. Charles S. Roberts I.R.S. Identification Nos. of Above Persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 2,676,226[1]

	8.	Shared Voting Power: -0-

	9.	Sole Dispositive Power: 2,676,226[1]

	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,676,226[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 39.20%.

14.	Type of Reporting Person (See Instructions): IN

The Schedule 13D filed on June 24, 2005 by Charles S. Roberts relating to the common stock, par value $0.01 per share (“Common Stock”) of Roberts Realty Investors, Inc., a Georgia corporation (“Roberts Realty” or the “Company”), is hereby amended and supplemented as set forth below by this Amendment No. 7 to the Schedule 13D.

Item 5.      Interest in Securities of the Issuer

(a)   The table below provides the aggregate number and percentage of the class of securities identified pursuant to Item 1 that Mr. Roberts beneficially owns. Except as noted in footnote (2), he owns all shares and partnership units directly and has sole voting and dispositive power. The Number of Shares Owned column in the table includes the shares owned by Mr. Roberts but does not include shares he may acquire by exchanging units of partnership interest in Roberts Properties Residential, L.P., the Company’s operating partnership, for shares of Common Stock as explained in the following paragraph. The Number of Units Beneficially Owned column in the table reflects all shares that he has the right to acquire by exchanging units for shares.

Except as described in this paragraph, unitholders generally have the right to require the operating partnership to redeem their units. Roberts Realty’s articles of incorporation limit ownership by any one holder, other than Mr. Roberts, to 3.7% of the outstanding shares of Common Stock. A unitholder cannot redeem units if upon their redemption he would hold more shares than permitted under the applicable percentage limit. In Mr. Roberts’ case, he cannot redeem units if upon their redemption he would own more than 35% of the outstanding shares of Common Stock. A unitholder who submits units for redemption will receive, at Roberts Realty’s election, either (a) an equal number of shares or (b) cash in the amount of the average of the daily market prices of the common stock for the 10 consecutive trading days before the date of submission multiplied by the number of units submitted. Roberts Realty’s policy is to issue shares in exchange for units submitted for redemption.

Name of Beneficial Owner	Number of Shares Owned	Number of Units Beneficially Owned	Total	Percent of Class (1)

Charles S. Roberts (2)	1,658,503	1,017,723	2,676,226	39.20%

               ______________

(1)	The total number of shares outstanding used in calculating this percentage is 5,809,546, the number of shares outstanding as of October 31, 2007.

        (2)     Includes 2,744 shares and 29,500 units owned by a family limited liability company of which Mr. Roberts is the manager. Mr. Roberts disclaims beneficial ownership of those shares and units.

(b)   Except as noted in footnote (2) above, Mr. Roberts owns all shares and partnership units directly and has sole voting and dispositive power and has no shared voting or dispositive power.

(c)   In the past sixty calendar days, starting with the most recent date, Mr. Roberts has purchased shares of Common Stock and units on the dates, in the amounts and for the prices shown on the following table.

Date and Type of Acquisition (1)	Number of Shares	Number of Units	Price per Share/Unit

11/08/07 (OM)	100		6.93
11/08/07 (OM)	3,000		7.15
11/07/07 (OM)	15,000		7.20
10/24/07 (OM)	5,500		7.35
10/23/07 (OM)	2,700		7.40
10/22/07 (OM)	4,900		7.40
10/19/07 (OM)	3,600		7.40
10/19/07		2,530	7.55
10/17/07		4,935	7.55
10/15/07 (OM)	2,080		7.45
10/10/07 (OM)	5,600		7.50

____________________

(1)     All acquisitions were in privately negotiated transactions except for those noted as (OM), which were made in the open market on the American Stock Exchange.

(d)   No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)   N/A (because Mr. Roberts has not ceased to be the beneficial owner of more than 5% of the class of securities).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2007

Date

/s/ Charles S. Roberts

Signature

Charles S. Roberts

Name/Title

5